Exhibit 99.1

THE REAL BROKERAGE INC.

Report of Voting Results

Annual General and Special Meeting of Shareholders held on

May 30, 2025

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders (the “Meeting”) of The Real Brokerage Inc. (the “Company”) held on May 30, 2025. Shareholders holding an aggregate of 134,968,883 common shares of the Company (the “Common Shares”) (representing 65.75% of the outstanding Common Shares as of the record date for the Meeting) were present or represented by proxy at the Meeting. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular dated April 7, 2025 (the “Circular”), which is available on SEDAR+ at www.sedarplus.ca.

Matters Voted Upon at the Meeting

Number of Directors

At the Meeting, the shareholders passed a motion that the number of directors of the Company be set at eight (8) directors, to hold office until the next annual meeting of shareholders.

Votes For	% of Voted	Votes Against	% of Voted
134,025,315	99.30%	943,568	0.70%

Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. Each of the eight nominees in the Circular were elected to serve until the next annual meeting of shareholders of the Company or until a director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the articles of the Company. The percentage of votes cast “for” or “withheld” from the vote are set forth below opposite the name of each elected director based on proxies and votes received at the Meeting. The following individuals were elected as directors until the next annual general meeting of the Company or until their successors are elected or appointed.

Director Nominee	Votes For	% of Voted	Votes Withheld	% of Voted
Tamir Poleg	66,425,893	99.53%	313,349	0.47%
Vikki Bartholomae	66,500,383	99.64%	238,859	0.36%
Guy Gamzu	65,766,325	98.54%	972,917	1.46%
Larry Klane	65,516,096	98.17%	1,223,146	1.83%
Atul Malhotra, Jr.	66,158,371	99.13%	580,871	0.87%
Laurence Rose	64,778,586	97.06%	1,960,655	2.94%
Susanne Greenfield Sandler	66,593,441	99.78%	145,801	0.22%
Sharran Srivatsaa	66,593,047	99.78%	146,195	0.22%

Re-appointment of Auditors

At the Meeting, the shareholders re-appointed Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), as the Company’s auditors and authorized the directors to fix the auditors’ remuneration. The percentage of votes cast “for” or “withheld” from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Votes Withheld	% of Voted
Approved	134,250,477	99.47%	718,406	0.53%

To pass an ordinary resolution confirming and approving the 2025 Stock Incentive Plan of the Company

At the Meeting, the shareholders voted to pass an ordinary resolution, the full text of which is set forth in the Circular, confirming and approving the 2025 Stock Incentive Plan of the Company. The percentage of votes cast “for” or “against” from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Against	% of Voted
Approved	53,498,130	80.16%	13,241,087	19.84%

To pass an ordinary resolution to ratify and approve the Company’s Advance Notice Policy

At the Meeting, the shareholders voted to pass an ordinary resolution, the full text of which is set forth in the Circular, to ratify and approve the Company’s Advance Notice Policy. The percentage of votes cast “for” or “against” from the vote are set forth below based on proxies and votes received at the Meeting.

Outcome	Votes For	% of Voted	Against	% of Voted
Approved	51,066,694	76.52%	15,672,524	23.48%